Exhibit 4.2

Description of Securities

We are authorized to issue up to 200,000,000 shares of common stock, $0.001 per share. We have designated 1,000,000 shares of preferred stock as Series A Preferred Stock, one share of preferred stock as Series B Preferred Stock and 15,000,000 shares of preferred stock as Series C Preferred Stock.

As of March 31, 2021, we have 4,684,718 shares of common stock outstanding. The following description of our common stock is a summary and is subject to and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation which is incorporated by reference to Exhibit 3.1 to our Annual Report on Form 10-k for the year ended December 31, 2020.

Common Stock

The holders of common stock are entitled to one vote per share. Our Certificate of Incorporation does not expressly prohibit cumulative voting. The holders of our common stock are entitled to share ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Upon liquidation, dissolution or winding- up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. All outstanding shares of common stock are fully paid and non- assessable. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of any series of preferred stock, which may be designated solely by action of the Board of Directors and issued in the future.

Our common stock is quoted under the symbol “ OMQS”.